UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 15 May, 2026

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens announcement dated 15 May 2026: Changes to Sasol Limited Board committees

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company, Equity issuer)

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

CHANGES TO SASOL LIMITED BOARD COMMITTEES

The Board regularly reviews the composition of its committees to ensure that the collective skills, experience and independence of directors are optimally aligned to the evolving priorities of the Company. In compliance with paragraph 6.71 of the JSE Listings Requirements and paragraph 6.42 of the JSE Debt and Specialist Securities Listings Requirements, shareholders and noteholders are advised of the following changes to the Sasol Limited Board committees with effect from 1 June 2026:

- Mr Rhidwaan Gasant, an independent non-executive director, has been appointed as member of the Remuneration Committee and Audit Committee;
- Mr David Eyton, an independent non-executive director, will step down from the Audit Committee as member; and
- Ms Muriel Dube, Chairman of the Board and independent non-executive director, will step down from the Capital Investment Committee as member.

The changes reflect a considered rotation of responsibilities to leverage directors' expertise, maintain objectivity and independence, and ensure continued alignment with good governance practices and stakeholder expectations.

15 May 2026
Sandton

Equity Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

Debt Sponsor: Absa Corporate and Investment Bank, a division of Absa Bank Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 15 May 2026

By: /sgd/E Viljoen
Name: E Viljoen
Title: Group Company Secretary